


FILTRONA

Filtrona plc

30 July 2010

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 June 2010, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V.Ward

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

dlw 8/10

File No: 82-34882

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	**FILTRONA PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation	PENNANT WINDWARD MASTER FUND, L.P.
4. Full name of shareholder(s) (if different from 3.)	
5. Date of the transaction and date on which the threshold is crossed or reached	13 JULY 2010
6. Date on which issuer notified:	15 JULY 2010
7. Threshold(s) that is/are crossed or reached:	6%

15813199.1.BUSINESS

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
	12,384,379	12,384,379	12,061,928	12,061,928		5.86%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
12,061,928	5.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

RNS Number : 5661P
Filtrona plc
19 July 2010

19 July 2010

Filtrona plc

Appointment of Joint Corporate Broker

Filtrona plc today announces the appointment of Bank of America Merrill Lynch to act as joint corporate broker alongside J. P. Morgan Cazenove.

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Tel: 01908 359 100

Bank of America Merrill Lynch
Paul Frankfurt, Director of Corporate Broking
Tel: 020 7996 1290

Financial Dynamics
Richard Mountain
Tel: 020 7269 7291

Note to Editors:

Notes to Editors

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier. Further information can be found on the website www.filtrona.com.

Protection and Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 43 operating units in 14 countries serve a broad industrial base of 77,000 live customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Porous Technologies
With locations in the US, Germany and China, the leading manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.

Coated and Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities, based in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

File No: 82-34882

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FILTRONA PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	PENNANT CAPITAL MANAGEMENT LLC
4. Full name of shareholder(s) (if different from 3.)	
5. Date of the transaction and date on which the threshold is crossed or reached:	16 JULY 2010
6. Date on which issuer notified:	19 JULY 2010
7. Threshold(s) that is/are crossed or reached:	7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
	14,560,998	14,560,998	14,150,006	14,150,006		6.88%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
14,150,006	6.88%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

RECEIVED

2010 AUG 10 A 8:29

File No: 82-34882

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	JPMorgan Asset Management Holdings Inc.
4. Full name of shareholder(s) (if different from 3.)	JPMorgan Asset Management (UK) Limited
5. Date of the transaction and date on which the threshold is crossed or reached:	21 July 2010
6. Date on which issuer notified:	22 July 2010
7. Threshold(s) that is/are crossed or reached:	5% Upwards

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct** [xi]	**Indirect** [xii]	**Direct**	**Indirect**
GB00B0744359	10,219,643	10,219,643			10,411,226		5.06%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**
CFD				311,914	0.15%	

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
10,723,140	5.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Total disclosable holding for JPMorgan Asset Management Holdings Inc : 10,723,140 (5.21%) JPMorgan Asset Management (UK) Limited: 10,723,140 (5.21%)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100